

10030191



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67165

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Windship Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1861 American Walk
(No. and Street)

Lawrenceville (City) GA (State) 30043 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

B. Stanton Breon 404-861-2476
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Price Waterhouse Coopers
(Name – *if individual, state last, first, middle name*)

10 Tenth Street (Address) Atlanta, (City) GA (State) 30309 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

5/24

OATH OR AFFIRMATION

I, Bob Stanton Breon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wentworth Capital Markets, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

SANDRA A CAFARELLA
NOTARY PUBLIC
Gwinnett County - State of Georgia
My Comm. Expires Apr. 17, 2012

Sandra A. Cafarella

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Windship Capital Markets, LLC

Financial Statements and Supplementary Information
December 31, 2009

Windship Capital Markets, LLC
Index
December 31, 2009

	Page(s)
Report of Independent Auditors	1
Financial Statements	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Member's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6–7
Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission	
Schedule I Computation of Net Capital under SEC Rule 15c3-1	8
Schedule II Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3	9
Report of Independent Auditors on Internal Control	10–11

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
10 Tenth Street, Suite 1400
Atlanta GA 30309-3851
Telephone (678) 419 1000

Report of Independent Auditors

To the Member of
Windship Capital Markets, LLC

In our opinion, the accompanying statement of financial condition and the related statements of operations, of changes in member's equity and of cash flows present fairly, in all material respects, the financial position of Windship Capital Markets, LLC at December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Supplementary Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 9, 2010

Windship Capital Markets, LLC
Statement of Financial Condition
December 31, 2009

Assets		
Cash	$	9,963
Receivable from Trestle (Note 3)		3,210
Total assets	$	13,173
Liabilities and Member's Equity		
Accounts payable	$	1,905
Total liabilities		1,905
Member's equity		
Contributed capital		67,711
Accumulated deficit		(56,443)
Total member's equity		11,268
Total liabilities and member's equity	$	13,173

The accompanying notes are an integral part of these financial statements.

Windship Capital Markets, LLC
Statement of Operations
Year Ended December 31, 2009

Other income	$ -
Other expenses (net of reimbursements) (Note 3)	
General and administrative	16,665
Total other expenses	16,665
Net loss	$ (16,665)

The accompanying notes are an integral part of these financial statements.

Windship Capital Markets, LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2009

	Contributed Capital	Accumulated Deficit	Total
Balances at December 31, 2008	$ 48,991	$ (39,778)	$ 9,213
Capital contributions	18,720	-	18,720
Capital distributions	-	-	-
Net loss	-	(16,665)	(16,665)
Balances at December 31, 2009	$ 67,711	$ (56,443)	$ 11,268

The accompanying notes are an integral part of these financial statements.

Windship Capital Markets, LLC
Statement of Cash Flows
Year Ended December 31, 2009

Cash flows from operating activities	
Net loss	$ (16,665)
Adjustments to reconcile net loss to net cash used by operating activities	
Increase in accounts receivable	(3,210)
Increase in accounts payable	1,155
Net cash used in operating activities	(18,720)
Cash flows from financing activity	
Capital contributions	18,720
Net cash provided by financing activities	18,720
Net decrease in cash	-
Cash and cash equivalents	
Beginning of year	9,963
End of year	$ 9,963

The accompanying notes are an integral part of these financial statements.

1. Organization and Operations

Windship Capital Markets, LLC (the "Company") is a wholly-owned subsidiary of Windship Realty Partners, LLC (the "Parent" or "WRP"). The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's primary business is private placements of real estate related investment products.

2. Significant Accounting Policies

Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities when purchased of less than ninety days that are not held for sale in the ordinary course of business.

Income Taxes

The Company is not subject to Federal income tax under applicable sections of the Internal Revenue Code and, accordingly, has not recorded a provision for Federal income taxes. The Company's income or losses are allocated to the Parent and resulting tax consequences, if any, will be borne by the Parent and/or the Parent's investors.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the recorded amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Related Party Transactions

The terms of agreements with affiliates may not necessarily be indicative of the terms that would have existed if the Company operated as an unaffiliated entity.

The Company and Parent have entered into an agreement whereby the Parent is responsible for paying the Company's operating expenses. Total operating expenses incurred by the Company for the year ended December 31, 2009 aggregated $28,343 while the total amount reimbursed by the Parent aggregated $11,678 which includes a receivable of $3,210 due to the Company as of December 31, 2009. The receivable from Trestle of $ 3,210 is for expenses incurred to prepare the Company for sale to Trestle. In conjunction with the sale, Trestle has agreed to reimburse the Company for these amounts.

4. Net Capital Requirements

Under Rule 15c3-1 of the Securities Exchange Act of 1934 (the "Rule"), the Company is required to maintain a minimum net capital amount. At December 31, 2009, the Company had net capital of $8,058, which was $3,058 in excess of the amount required and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and its aggregate indebtedness to net capital was 0.24 to 1.

The Company claims exemption from SEC Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of the Rule.

5. Subsequent events

The Company has preformed an evaluation of subsequent events through February 9, 2010.

Supplementary Information Required
By Rule 17a-5 of the
Securities and Exchange Commission

Windship Capital Markets, LLC
Computation of Net Capital Under SEC Rule 15c3-1
December 31, 2009

Schedule I

Member's equity	$	11,268
Less: nonallowable assets		3,210
Net capital		8,058
Minimum net capital requirement		5,000
Excess net capital	$	3,058
Aggregate indebtedness		
Liabilities	$	1,905
Ratio of aggregate indebtedness		0.24 to 1

No material differences existed between the above computation and the computation included in the Company's unaudited FOCUS report as of December 31, 2009.

Windship Capital Markets, LLC

Computation For Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3

December 31, 2009 **Schedule II**

The Company has claimed exemption from SEC Rule 15c3-3 under sub paragraph (k)(2)(i).

PricewaterhouseCoopers LLP
10 Tenth Street, Suite 1400
Atlanta GA 30309-3851
Telephone (678) 419 1000

Report of Independent Auditors on Internal Control

To the Member of
Windship Capital Markets, LLC

In planning and performing our audit of the financial statements of Windship Capital Markets, LLC (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to

provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 9, 2010